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VTEX 6-K

Exhibit 99.3

ANNUAL MEETING OF SHAREHOLDERS OF VTEX May 26, 2023 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at https://www.investors.vtex.com/ Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” TO RESOLVE, AS AN ORDINARY RESOLUTION, ON THE RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022, AND “FOR” PROPOSAL 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. 00030300000000001000 7 052623 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. 1. To resolve, as an ordinary resolution, on the ratification and approval of financial statements and the auditor’s report for the fiscal year ended December 31, 2022. 2. To resolve, as an ordinary resolution, on the ratification of the appointment of PricewaterhouseCoopers Auditores Independentes Ltda. as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2023. YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS. FOR AGAINST ABSTAIN

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 VTEX Proxy for Annual General Meeting of Shareholders on May 26, 2023 Solicited on Behalf of the Board of Directors I/We __________________________________________________________ Please Print Name(s) of ______________________________________________________________ Please Print Address(es) being (a) shareholder(s) of the Company hereby appoint Julia Vater Fernandez, or failing her the duly appointed chairman of the Meeting (the “Chairman”), with full power of substitution and power to act alone, as proxy to vote all the shares of Common Shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of VTEX, to be held at 10:00 am (ET) on May 26, 2023 at Floor 4, Willow House Cricket Square, Grand Cayman, KY1-9010, Cayman Islands, and at any adjournments or postponements thereof, as follows: (Continued and to be signed on the reverse side) 1.1

Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. Vote online/phone until 11:59 PM EST the day before the meeting. MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending the Annual Meeting. GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” TO RESOLVE, AS AN ORDINARY RESOLUTION, ON THE RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022, AND “FOR” PROPOSAL 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x 00030300000000001000 7 052623 COMPANY NUMBER ACCOUNT NUMBER ANNUAL MEETING OF SHAREHOLDERS OF VTEX May 26, 2023 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at https://www.investors.vtex.com/ MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. 1. To resolve, as an ordinary resolution, on the ratification and approval of financial statements and the auditor’s report for the fiscal year ended December 31, 2022. 2. To resolve, as an ordinary resolution, on the ratification of the appointment of PricewaterhouseCoopers Auditores Independentes Ltda. as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2023. YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS. FOR AGAINST ABSTAIN